Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

United States of America

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States of America

As representatives of the prospective underwriters

VIA EDGAR

September 25, 2020

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Krebs, Special Counsel
Jeff Kauten, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re:	Chindata Group Holdings Limited (the “Company”)
Registration Statement on Form F-1, as amended (File No. 333-248658)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time, on September 29, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between September 23, 2020 and the date hereof, copies of the Company’s Preliminary Prospectus dated September 23, 2020 were distributed as follows: 255 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/Celestina Milner

Name:	Celestina Milner

Title:	Executive Director

As representative of the prospective underwriters

[Signature Page to Acceleration Request Letter]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Ho-Yin Lee

Name:	Ho-Yin Lee

Title:	Managing Director

As representative of the prospective underwriters

[Signature Page to Acceleration Request]